August 3, 2018

Mr. Josh Ballard
Via Email: jballard@lanternadvisors.com

Re: Offer of Employment with Energy Recovery, Inc.

Dear Josh,

We are pleased to offer you a full-time position with Energy Recovery, Inc. (“ERI”) as Chief Financial Officer reporting to Chris Gannon, President and Chief Executive Officer, based in our headquarters in San Leandro, California. We believe your technical skills and work experience will provide a valuable addition to our team.

Salary and Start Date. We would like your employment with ERI to start no later than August 20, 2018. You will receive a bi-weekly salary of $12,500 (annualized $325,000), less taxes and deductions as authorized or required by law, which will be paid bi-weekly in accordance with the Company’s standard payroll procedures.

Annual Incentive Plan. You will also be eligible to participate in the Company’s Annual Incentive Plan (the “AIP”), under which you will be eligible to receive up to 60% of your base salary for achieving certain performance goals, subject to the Company’s meeting its annual financial targets and other goals, and governed per the AIP’s terms. For 2018, ERI will guarantee you a bonus of $195,000, provided that you are in good standing with the Company (including being employed by the Company) at the time the Company pays out such bonuses (typically in March of the following year).

Sign-on Bonus. This offer includes a one-time sign-on bonus of $100,000.00, less deductions authorized or required by law, which you will receive with your first paycheck as an ERI employee. If you choose to resign from ERI for any reason within the first year of your employment, you agree to return to ERI a pro-rata share of this sign-on bonus. The pro-rata share to be returned shall be computed using the number of days remaining in your first year of employment at the time of resignation, divided by 365.

Sign-on Stock Option Grant. As part of this offer and subject to the approval of the Company's Board of Directors or its Compensation Committee, you may be granted an option to purchase $1,000,000 of ERI Common Stock under the standard terms of the Company's 2016 Incentive Plan. The option will vest over four (4) years with twenty-five percent (25%) of the shares vesting on the first anniversary of the vesting commencement date, which will be the first day of your employment. After the first anniversary of the vesting commencement date, one thirty-sixth (1/36th) of the remaining shares will vest each month thereafter. All options will be subject to the Company’s 2016 Incentive Plan and any award agreement.
Long Term Incentive Plan. Subject to the approval and discretion of the Company's Board of Directors or its Compensation Committee, each year you may be granted an option to purchase shares of the Company's Common Stock under the Company's 2016 Incentive Plan. The exercise price per share will be equal to the closing price on NASDAQ of a share of the Company’s common stock on the day the Committee approves your grant, and all awards will be subject to the terms and conditions of the 2016 Incentive Plan or such other Plan the Board and shareholders may approve and any award agreement.

1717 Doolittle Drive            T +1 510.483.7370
San Leandro                F +1 510.483.7371
California 94577            info@energyrecovery.com
United States                energyrecovery.com

Change of Control Plan. Under this offer, you will also be named a Participant in the Company’s Change in Control Plan, as amended (the “CCP”), which will govern when your options will vest in the event there is a change of control as that term is defined in the CCP.

Termination. In the event that ERI terminates your employment without Cause (as defined in Article 2 of ERI’s CCP), other than in connection with a Change in Control (as that term is defined in ERI’s CCP) per Article 3.2 of ERI’s CCP, you will be entitled to all payments required by applicable local law, including all earned and unpaid salary, less deductions required or permitted by law.

In addition, in such a no-Cause termination, without altering the “at will” nature of your employment, you will be entitled to receive the “Additional Benefits” as set forth below in exchange for a severance agreement, signed by you and in a form reasonably satisfactory to the Company, that provides, among other terms, a release and waiver of all known and unknown claims that you may then have against the Company or persons or companies affiliated with the Company; such agreement must be signed and returned to the Company (and remain unrevoked for any revocation period required by applicable law) within the time set by the Company. Additional Benefits: For such a no-Cause termination prior to the second anniversary of your start date, you will receive severance in the form of a lump sum payment, equal to twelve (12) months’ annual base salary; if the no-Cause termination occurs after the second anniversary of your start date, you will receive severance in the form of a lump sum payment equal to six (6) months’ annual base salary; the applicable severance amount will be paid on or about the sixtieth day after the date of your no-Cause termination, subject to the Company’s timely receipt of the signed and unrevoked release and waiver. These Additional Benefits will be computed using your annual base salary as of the date of the termination, less deductions required or permitted by applicable law.

To the extent the Additional Benefits compensation is subject to Section 409A of the Code, the severance payment (or any distribution of the equity compensation related thereto, if applicable) shall not be paid or made, as applicable, unless your termination of employment constitutes a “separation from service” (within the meaning of Code Section 409A and any the regulations or other guidance thereunder (“Section 409A”)). Notwithstanding anything to the contrary contained herein, no such payment or distribution will be made to you prior to the earlier of (a) the expiration of the six-month period measured from the date of your separation from service or (b) the date of your death, if you are deemed at the time of such separation from service to be a “specified employee” (within the meaning of Section 409A) and to the extent such delayed commencement is otherwise required in order to avoid a prohibited distribution under Section 409A. All payments which had been delayed pursuant to the immediately preceding sentence will be paid to you in a lump sum upon expiration of such six-month period (or, if earlier, upon your death).

In the event that you resign for any reason (other than for “Good Reason” in conjunction with a “Change of Control” as defined in the CCP per Article 3.2 of ERI’s CCP), or are terminated by ERI for Cause (as defined in the CCP), you will only be entitled to payments required by applicable local law, including all earned and unpaid salary, less deductions required or permitted by law, and you will not be entitled to the Additional Benefits set forth above.

Relocation Expenses. ERI will pay for reasonable and customary relocation expenses for you and your family for your move to California not to exceed $125,000 (the “Relocation Payment”). If you choose to resign from ERI for any reason within the first year of your employment, you agree to return to ERI a pro-rata share of this Relocation Payment. The pro-rata share to be returned shall be computed using the number of days remaining in your first year of employment at the time of resignation, divided by 365. Further, you authorize ERI to collect any such monies owed as a deduction on your final pay check, except as prohibited by applicable law. To be eligible for the Relocation

1717 Doolittle Drive            T +1 510.483.7370
San Leandro                F +1 510.483.7371
California 94577            info@energyrecovery.com
United States                energyrecovery.com

Payment, your move to the San Francisco Bay Area must be completed no later than October 1, 2018.
Benefits. As a full-time employee, you will be eligible to receive employee benefits including, paid-time-off under the company’s DTO “Discretionary Time Off” policy, medical, dental and vision insurance for you and your dependents; as well as long-term disability and life insurance. Your eligibility to participate in these programs will begin the first of the month following your date of hire. Please note that the benefits program may change from time to time at the Company’s discretion.

Employment Status. Although your status may change, your employment with the Company remains “at will”, meaning that either you or the Company will be entitled to terminate your employment at any time and for any reason, with or without cause or prior notice. Any contrary representations which may have been made to you are superseded by this offer letter. In addition, although your job duties, title, compensation, benefits, as well as the Company’s personnel policies and procedures may change in the future, the “at will” nature of your employment may not be changed.

Background & Reference Checks. It is ERI policy to conduct background, drug, and professional reference checks prior to employment. This offer is contingent upon positive results, in the Company’s sole discretion, of both the basic background check (Background Authorization Form attached) and professional reference checks. This offer is also contingent upon your successfully passing a pre-employment drug test in accordance with ERI’s Drug-Free Workplace Policy.

Please note that this offer also is conditioned upon your ability to present employment eligibility and properly complete the Form I-9 by the third workday after your date of hire as required by the Immigration Reform & Control Act of 1986. A copy of the form will be provided to you.

Please accept this offer of employment as of the start date set forth above by signing your name and setting forth the agreed start date below. Then return this letter to me in person or by way of email on or before August 6, 2018. If your acceptance is not received by this date, we shall assume that you have declined the offer and it shall be null and void. Please call me if you have any questions regarding the information outlined herein.

Very truly yours,

/s/ Chris Gannon

Chris M. Gannon
President & Chief Executive Officer

Signed Acceptance:     /s/ Josh Ballard______
        Josh Ballard

Start Date:         August 13, 2018______

1717 Doolittle Drive            T +1 510.483.7370
San Leandro                F +1 510.483.7371
California 94577            info@energyrecovery.com
United States                energyrecovery.com